PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

04045438

30th September 2004

RECEIVED
SEC MAIL PROCESSING
OCT 06 2004
WASH, D.C. 185 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release:

"Chief Executive Succession" – dated 16th September 2004
"Interim Results for the period ended 30 June 2004" – dated 16th September 2004
"Exploration and Appraisal Drilling Update" – dated 28th September 2004

Yours faithfully

Stephen Huddle
Company Secretary

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Enc.

dlw 10/8

Chief Executive Succession

Charles Jamieson, CEO of Premier Oil, reaches normal retirement age at the end of September 2004. He will continue as CEO until the end of June 2005, when he will retire from Premier.

The Non-Executive Board has conducted a process to choose a successor, looking at both external and internal candidates.

Following this process the Board is delighted to announce that Simon Lockett, currently Director of Operations, will succeed Charles Jamieson on his retirement.

Simon Lockett joined Premier from Shell in 1994. The responsibilities of his current role as Director of Operations encompasses the management of all production and development related activities, HSE and oil sales. He has worked in a variety of other roles for Premier, including Commercial Manager in Indonesia and Country Manager in Albania, and in investor relations and business development.

He joined the Board in 2003 and is aged 40.

16 September 2004

ENQUIRIES:

Premier Oil plc
020 7730 1111
Sir David John

Charles Jamieson

College Hill
020 7457 2020
Tony Friend

Jim Joseph

Interim Results for the period ended 30 June 2004

˜nier is a leading independent exploration and production company with gas and oil interests ·ipally in the UK, Asia and Africa.

ılights

ıancials

- Profit after tax up 13 per cent at £14.5 million (2003: ongoing operations £12.8* million)
- Cash flow of £38.6** million fully funded our capital expenditure of £33.2 million (2003: £31.4 million)
- Net cash of £15.5** million at 30 June 2004 (31 December 2003: £7.1 million)

Operational

- Major drilling campaign just beginning offshore Gabon and Mauritania
- Production maintained at 35,200 boepd (2003: 35,300* boepd from ongoing operations)
- Increased production in Pakistan and Indonesia due to strong gas demand, offset declining UK production
- 120 million barrel Chinguetti oil development in Mauritania underway (Premier share 9.2 per cent)
- Encouraging oil discovery in Guinea Bissau
- New acreage acquired in Vietnam and Egypt
- Further wells planned this year in Egypt, Indonesia and India

Sir David John, Chairman, commented:

"We are embarking on a very exciting multi-well programme funded from our sound financial base, as demonstrated by the first half results."

* 2003 amounts from ongoing operations exclude contributions from assets sold as part of the restructuring last year. 2003 half year net profits restated in line with the full year results previously announced.

** Includes Pakistan joint venture balances.

ENQUIRIES:

Premier Oil plc - 020 7730 1111
Charles Jamieson
John van der Welle

College Hill - 020 7457 2020
Tony Friend
Jim Joseph
Nick Elwes

Chairman's Statement

The first half of 2004 has seen much higher Brent oil prices than expected – averaging over $33 per barrel (bbl) - and significant increases in share prices of exploration and production companies on the London Stock Exchange. However, in sterling terms, oil price strength has been largely offset by the weakening US dollar. The level of oil prices tends to be cyclical and time will tell if there has been a more permanent and significant upward shift in longer term oil prices from the Brent crude average in the 1990's of around $18/bbl. These results are the first set without contributions from Myanmar and Indonesian assets sold as part of the restructuring. They reflect a continuing healthy underlying business.

Financial and Operations Performance

Production in the half-year exceeded our budget level at 35,200 barrels of oil equivalent per day (boepd) on a working interest basis, down from 62,000 boepd in 2003. However, meaningful comparison of the half-years is made complex by the restructuring completed in September 2003, due to the inclusion of production and profits from the assets disposed. Excluding these assets, comparable production from 'ongoing' operations in the first half of 2003 was similar to 2004 levels, at 35,300 boepd.

Net profits for the period amounted to £14.5 million (2003: £42.6 million), reflecting the impact of the restructuring. On a comparable basis net profits were up by £1.7 million (2003: ongoing operations (restated) £12.8 million). The increased profits from ongoing operations compared with 2003 are primarily a result of lower interest charges as net debt has been eliminated from the balance sheet, partly offset by slightly lower operating profits due to the weak US dollar.

Cash flow, including the joint ventures in Pakistan and Myanmar (2003 only), amounted to £38.6 million, and net cash flow after capital expenditure of £33.2 million (2003: £31.4 million) was £5.4 million. Consequently net cash at 30 June 2004 rose to £15.5 million (31 December 2003: £7.1 million). The company is therefore currently fully funding capital expenditure on fields, developments and exploration/appraisal from operating cash flow, keeping the balance sheet strong in line with our post-restructuring financing strategy.

Operationally, oil production fell in the UK reflecting the natural declines in our fields there seen in recent years, offset by increased gas production in Pakistan and Indonesia as gas demand from buyers has remained strong. The high gas demand, together with high oil and gas prices, has

meant that in Indonesia our operated West Natuna block A Anoa field has moved in 2004 from a cost recovery to a profit oil/gas position for the first time – a year earlier than expected. Whilst this is positive in that it represents early pay-back on our investment and enables tax efficient future investment in the block, it also accelerates the reduction in Premier's share of entitlement production and therefore reduces turnover and post tax profits from this asset. Consequently the company's profitability in the second half of 2004 is expected to be somewhat lower than in the first half.

On new developments, the final decision to develop the Chinguetti oilfield, offshore Mauritania, was taken in May 2004. First production, building up to a rate of about 75,000 barrels per day (gross) is expected early in 2006. In addition, the West Lobe development on West Natuna block A is progressing, and commercial discussions on a second sale of gas from block A to Singapore continue.

Three exploration wells have been drilled to date in 2004. Unsuccessful results in the UK (Criollo) and Pakistan (Chung) were balanced by an encouraging Premier operated oil discovery offshore Guinea Bissau (Sinapa-2). Although the Sinapa well cannot be declared commercial without further appraisal, the play has now been proven in this multi-prospect area. Current plans are to acquire additional seismic and return to drilling in late 2005.

New acreage has been acquired in Vietnam and Egypt. Offshore Vietnam, four blocks have been secured which are located in Southern Vietnamese waters in a similar geological setting to our successful West Natuna acreage in Indonesia. Seismic work will be carried out before a decision is taken to drill in the second half of 2005. In Egypt, an interest has also been acquired in the North West Gemsa concession onshore in the Gulf of Suez basin. A well is planned to be drilled late this year.

Forward Drilling Programme

The remainder of the year and into the first quarter of 2005 will be dominated by the current exploration and appraisal programme. In offshore Mauritania, we plan to drill five exploration wells and three or four appraisal wells on the Tiof discovery. This programme is expected to start imminently using two drill-ships. This is a large programme with further significant drilling expected in 2005 and 2006. We are currently drilling offshore Gabon (Dussafu) with wells planned to commence later this year/early next in Egypt, Indonesia (Gajah Baru in block A) and on the Jaipur block in Assam, North East India.

Summary and Outlook

The strategy remains to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. Premier's base operating business and strong finances puts the company in the position to operate successfully in all reasonable external environments and to carry out its strategy for adding shareholder value. Future levels of net cash flow will depend largely on oil prices and the success of the drilling programme. We look forward to the second half of 2004 as the momentum of our drilling programme grows.

Sir David John KCMG

Financial and Operations Review

Profit and Loss Account

As the Chairman has stated, profit after tax for the six months to 30 June 2004 amounted to £14.5 million, compared with £42.6 million in this corresponding period in 2003. The fall results from the high levels of working interest production in the first half of 2003, which pre-dated the disposals of producing interests in Myanmar and Indonesia as part of the restructuring. 2004 production was similar to comparable production from ongoing operations in 2003, when profits after tax from ongoing operations were £12.8 million, giving an increase of £1.7 million this year. 2003 half year results have been restated from those announced a year ago to reflect the change in the method of calculating overseas deferred taxes, which was adopted in the 2003 full year results.

Turnover, including the group's share of joint ventures in Pakistan and Myanmar (2003 only), amounted to £75.4 million (2003: £146.1 million). Turnover from ongoing operations in 2003 was £82.6 million, with the fall in 2004 mainly reflecting the weaker US dollar against sterling, which averaged $1.82 (2003: $1.61). In addition, in 2004 there was a greater proportion of gas in the production mix. Premier's average realised oil price, from ongoing operations, was $31.45/bbl (2003: $26.36/bbl). In sterling terms, realised oil prices averaged £17.28/bbl (2003: £16.55/bbl). Realised gas prices, from ongoing operations, averaged $3.33 per thousand standard cubic feet (mscf), an increase of 12 per cent. In sterling terms, realised gas prices averaged £1.83/mscf (2003: £1.85/mscf).

Cost of sales in the half-year amounted to £31.1 million (2003: £41.8 million), compared to £32.6 million from ongoing operations in the prior year. Including the joint ventures, total cost of sales were £36.4 million (2003: £57.2 million), compared with £36.9 million from ongoing operations in 2003. Taking joint ventures into account, underlying group unit operating costs were £2.67 per barrel of oil equivalent (boe), 24 per cent higher than 2003 when costs were £2.16/boe and 10 per cent higher at £2.43/boe from ongoing operations. The unit cost increase mainly reflects the impact of fixed costs at a time of lower production from UK fields. Underlying group amortisation amounted to £2.96/boe (2003: £2.94/boe).

Exploration related expenditure written-off amounted to £2.8 million (2003: £3.9 million), representing unsuccessful expenditure in Albania from where we have withdrawn, and certain other new venture areas.

Operating profits, including joint ventures, were £32.6 million (2003: £81.1 million and £37.9 million from ongoing operations). The fall against the ongoing operations comparable amount mainly reflects lower turnover, partly offset by lower cost of sales.

Net interest expense fell to £0.6 million (2003: £12.2 million and ongoing operations £8.1 million) due to the reduction in net debt following the restructuring completion. Profits before tax for the period amounted to £32.5 million (2003: £71.2 million and £30.7 million from ongoing operations), with the increase versus the ongoing operations amount primarily due to the reduction in interest payable. Taxation charges of £18.0 million were broadly the same as for the corresponding period from ongoing operations (2003: £28.6 million and ongoing operations £17.9 million).

Cash flow

Cash flow from operating activities as reported in the cash flow statement, which exclude joint ventures, amounted to £40.9 million (2003: £91.3 million). After deducting interest and taxes, operating cash flow amounted to £27.5 million (2003: £66.7 million), the fall reflecting the restructuring. Including cash flow from joint ventures, operating cash flow after interest and taxes amounted to £38.6 million, which compares with £47.2 million from ongoing operations in the first half of 2003. The reduction reflects the lower level of cash flow in the UK as production has declined, together with the inclusion of payments under the long-term incentive plan in 2004. There was a net inflow of £7.8 million in the period from the joint venture in Pakistan.

Capital expenditure in the period was £31.7 million (2003: £19.6 million), with total capital expenditure including joint ventures at £33.2 million (2003: £31.4 million and ongoing operations £23.7 million). Total capital expenditure comprised £8.8 million on fields/developments, £18.7 million on exploration/appraisal activities and £5.7 million in other capital expenditures. The increase in 2004 (compared with expenditure on ongoing operations) mainly reflects exploration in West Africa and the acquisition of an additional share in our Mauritanian acreage including Chinguetti.

Net cash flow, including joint ventures but before movements relating to short-term deposits and financing, amounted to £5.4 million.

Net Cash

Net cash at 30 June 2004, including joint venture balances, was £15.5 million (31 December 2003: £7.1 million). The increase mainly reflects the surplus of operating cash flow after interest and taxes compared with capital expenditure. In the second half of 2004, the build-up in exploration drilling and development expenditure in Mauritania is projected to result in a small net outflow over the year as a whole, although the final year-end position is subject to the precise timing of cash expenditures.

Hedging

The company undertakes oil and gas hedging in accordance with Board approved policy set out in the 2003 annual report. In respect of the first half of 2004, oil hedges (put in place in 2003 when, as noted above, oil prices were lower) comprised the purchase of floors at an average oil price of $20.0/bbl and caps of $29.1/bbl, for 1.17 million barrels of oil production. Hedges, in respect of 54,000 metric tonnes of Indonesian gas were also put in place in 2003, at an average floor price of $118/metric tonne and a cap of $176.25/metric tonne. These hedges produce a combined opportunity cost of £3.8 million in the half year, which has been deducted in turnover.

Outstanding hedges for the second half of 2004 cover 1.2 million barrels of oil production and 54,000 metric tonnes of Indonesian gas production – representing approximately 57 per cent of liquids production and 28 per cent of Indonesian gas production, on working interest basis. The respective floor prices of these hedges are $20.0/bbl and $118/metric tonne, with caps at $29.7/bbl and $186.25/metric tonne.

Hedges outstanding for the first half of 2005 cover 900,000 barrels of oil production and 60,000 metric tonnes of Indonesian gas production – representing approximately 47 per cent of liquids production and 32 per cent of Indonesian gas production, on working interest basis - at average floor prices of $21.0/bbl and $121/metric tonne with average cap prices of $34.5/bbl and $191.25/metric tonne respectively. Currently no other oil/gas hedges are in place or are planned.

Group Production

The group's working interest production, from the UK, Pakistan and Indonesia, amounted to 35,200 boepd. Comparable production in 2003 from ongoing operations post the restructuring, amounted to 35,300 boepd – broadly the same total as for the first half of 2004. Total production

in the corresponding period was 62,000 boepd. The fall in 2004 resulted from the loss of production in Myanmar (2003: 15,900 boepd) and in Indonesia due to the restructuring disposals in the second half last year, and natural declines in the UK. This was partly offset by higher volumes of gas delivered in Pakistan and Indonesia. Production comprised 65 per cent gas and 35 per cent liquids.

Exploration and Appraisal

During the half year three operated exploration wells were drilled – one in each of the UK (Criollo), Pakistan (Chung) and Guinea Bissau (Sinapa-2). Whilst the first two of these were unsuccessful, Sinapa-2 was an oil discovery which recovered good quality 32° API oil and proved the play in the area. This encourages us to consider further seismic and drilling activity on our acreage there.

Activity levels in 2004 have also been building toward the multi-well drilling programme recently underway in West Africa. The technical efforts of the exploration team have been directed towards building new positions in the company's core areas and towards maturing leads and prospects into projects ready for drilling – in 2005/2006. New acreage for exploration has been secured in the half year in Egypt, Vietnam and the Philippines.

Europe

Production in the UK amounted to 12,000 boepd representing 34 per cent of group production, compared to 26 per cent in the same period last year. The volume represents a decrease of some 26 per cent on last year's level due to natural decline in producing fields.

The Wytch Farm oil field produced 39,800 boepd (Premier share 4,900 boepd), down 9 per cent on the corresponding period last year, the limited decline reflecting the continued success of the infill drilling of long reach multilateral sidetracks. The planned rig upgrade was completed in the first quarter and the first of four infill wells planned for this year brought on-stream in May at an initial rate of around 2,000 boepd. The second well recently came on-stream after completion of essential workovers.

Net production from the CNR operated Kyle field was 3,600 boepd, down 40 per cent on the corresponding period last year as a result of natural decline, exacerbated by an extended planned shutdown in May, and by facilities constraints which have caused the Palaeocene production from

the Kyle 14 well to be closed-in since early June. Following agreement early this year between the Banff and Kyle co-venturers, work is being undertaken to re-route the Kyle 14 well production to the Ramform Banff Floating Production, Storage and Offloading Vessel (FPSO) via an existing pipeline. Production via Banff is expected to start in October and increase Kyle gross production by at least 3,000 boepd. Cretaceous production will continue via the Maersk Curlew FPSO whilst options for extension of field life continue to be evaluated. Gross field rates are currently around 3,000 boepd and 30 million standard cubic feet of gas per day (mmscfd).

In the Fife Area, Premier's net production amounted to 2,600 boepd from the Fife, Fergus, Flora and Angus fields with natural decline successfully managed by optimisation of existing water injection and gas lift facilities. Scott and Telford (700 boepd) accounted for the majority of the remainder of net production.

In April we completed our first operated well in the UK for many years: the Criollo-1 well, on block 21/10b-5, was a high-risk stratigraphic test in the UK North Sea targeting the same reservoir as that found in the Buzzard oilfield. This reservoir was not present at the drilling location and the well was therefore unsuccessful. Technical work is now ongoing to integrate this result into the evaluation of this acreage and to review the implications this result has on the other significant prospect on the acreage - Palomino.

In Albania, Premier concluded its withdrawal from its interest in the Patos Marinze project.

South Asia

The record production levels achieved in Pakistan in late 2003 have continued in the current period. Production net to Premier in the half year amounted to 10,100 boepd, an increase of 48 per cent on the corresponding period for 2003. The increase is due to the steady production of gas from the Bhit field of 260 mmscfd with Zamzama supplying 240 mmscfd and an increase in the Qadirpur field capacity.

The Qadirpur membrane gas treatment facilities and expansion of plant capacity from 400 to 500 mmscfd was completed in March 2004. The joint venture partners signed a supplemental gas sales agreement with Sui Northern Gas Pipelines Limited in December 2003 for supply of gas up to 450 mmscfd. Average production during the period remained around 370 mmscfd. On Kadanwari the K14 well, tapping an accumulation on the west of the block, has recently been completed and will be tied back later this year. The additional gas will arrest field decline.

Following the successful appraisal of the Badhra field near Bhit in 2003, it is proposed to develop Badhra reserves through a phased development with a potential for first gas production in 2007. Gas is planned to be supplied through the existing Bhit plant, subject to reaching agreement with the gas buyer Sui Southern Gas Company Limited.

Exploration in the Dumbar concession continued with drilling of our last commitment exploration well, Chung. Drilling was completed in July 2004. Unfortunately the well was declared a dry hole and has been abandoned. We are now reviewing the impact of this disappointing well on the remaining prospectivity of the acreage. Seismic interpretation work on offshore Indus E block 2365-1 has led the joint venture to seek a farm-in partner prior to reaching a decision whether to drill.

During the first half of 2004 operations continued on the company's two blocks in North East India. In the Cachar block a 230km seismic survey was conducted, mainly in hilly jungle terrain. At the peak, a workforce of 1,600 was employed on this project which was undertaken without a lost time incident. The new data has been processed and combined with existing geological and geophysical information. The total data set is now being interpreted to determine future exploration plans.

Agreement has been reached to farm-out 35 per cent equity in the Cachar block to Indian Oil Corporation, which will reduce Premier's equity in the block to 49 per cent. Indian Government approval of this farm-out is required, and is currently being sought.

In the Jaipur block all necessary approvals from the Assam State Government were received for construction of the road and site for our first exploration well, Lakkhi-1, which is expected to spud at the turn of the year. Civil engineering works are underway and the well is due to spud around year-end. A contract to provide the drilling rig for this well has been awarded to the State owned company Oil India Limited.

South East Asia

During the first half of 2004, production from the Anoa oil and gas field, in block A, which forms part of the large West Natuna gas project in Indonesia, averaged 8,900 boepd – up from 8,100 boepd in the first half of 2003 relating to ongoing operations. Production from the Kakap field

amounted to 4,200 boepd, making total average production net to Premier of 13,100 boepd in the period.

Demand from gas buyers in Singapore reached record levels in the first half of 2004 resulting in average production from the Anoa Gas Export platform of 143 mmscfd. Oil production in the first half of 2004 averaged 3,300 boepd compared with 3,700 boepd in 2003 reflecting the continued gradual depletion of the Anoa oil reserves.

As part of the Anoa field development plan for the West Natuna gas project, front-end engineering and design work was completed for the installation of a wellhead tower to access the gas reserves in the West Lobe area of the Anoa reservoir. Detailed engineering work will commence in the second half of 2004 and the project is scheduled to be completed in 2006.

Preparation for a production drilling workover programme on the Anoa Gas Export platform was undertaken in the first half of 2004. The programme consists of drilling three or possibly four production wells using a tender assist drilling rig. Drilling has commenced in August and is scheduled to last for up to two months.

The high level of production and general activity offshore has not led to any reduction in the focus on safety on the Anoa facilities, which continue to be operated by Premier with an excellent health, safety and environmental record. In June 2004 a significant milestone was reached with the achievement of three years of continuous operations without a lost time incident.

Negotiations continued in the period to sell additional discovered gas from block A into the Singaporean market.

Exploration activity in block A has continued. In the third quarter of 2004 a second exploration and appraisal well will be drilled in the Gajah Baru area to further assess the extent of the gas reserves in this reservoir discovered in 2000. In July a survey to acquire almost 700km of 2D seismic in the Kancil area, south of the Kakap block and within block A, was undertaken to help better assess the exploration potential of this area.

In May we announced the successful acquisition of new acreage in the region. We reached agreement to take a significant interest in Vietnam comprising two large tracts of acreage in the offshore Nam Con Son basin close to the maritime border with Indonesia. The interests acquired are blocks 12E and 12W where we have acquired the operatorship, and blocks 7 and 8/97 where

we plan to take over operatorship if sufficient prospectivity is identified. The technical knowledge gained from the geologically similar block A in Indonesia enabled us to secure these opportunities and we plan to acquire seismic in 2004 and 2005 prior to a drilling decision. These blocks are highly prospective for oil and gas and the 12E and 12W blocks already contain a number of finds. The focus of our efforts in 2005 will be to identify and drill prospects of sufficient size to permit early commercialisation.

In January 2004 Premier signed an agreement to acquire an operated interest in the under-explored SC43 Ragay Gulf area in the Philippines. Initially the work programme comprises studies and seismic acquisition in 2004 and 2005, following which a drilling decision will be taken.

Africa

Premier has continued to successfully build our new core West African region in the period, centred on our interests in Mauritania.

In May, the Woodside lead joint venture sanctioned the offshore Chinguetti oil field development in production sharing contract Area B, some 90km west of the Mauritanian capital Nouakchott, the Government of Mauritania having approved the development in April. Premier has a 9.23 per cent interest in Area B, before government back-in (8.12 per cent after back-in).

First oil is expected by the end of the first quarter 2006. The field has proven and probable reserves estimated at around 120 million barrels of oil, and initial gross production is expected to be around 75,000 barrels of oil per day (bopd) (Premier net 6,100 bopd). The planned capital investment for the project is expected to be approximately $600 million (Premier net $55 million).

Field development will include six sub-sea production wells and four water injection wells for pressure support with flow-lines to a permanently moored FPSO in 800m water depth, and with storage capacity of 1.6 million barrels. Surplus gas not required for the field will be re-injected into a nearby reservoir. Progress to date is on schedule with key milestones associated with all major contract awards completed. Development drilling is scheduled to begin in September 2004.

On the exploration front, much of the first half of the year has been spent planning the forthcoming exploration programme and the Tiof appraisal programme. Our acreage in Mauritania contains many prospects and there has been a long debate on the content of the 2004

programme, given the need to strike a balance between development, appraisal and exploration requirements. The current programme envisages five exploration wells and three or four Tiof appraisal wells.

In April we announced the results of our Sinapa-2 well and its sidetrack in Guinea Bissau. This is the second time we have drilled the structure and this time we were successful. The well penetrated the target reservoir and found it to be partially oil charged. Work is now ongoing to determine the commercial viability of the reservoirs found in Sinapa-2 and the implications for the rest of the acreage.

Offshore Gabon we have commenced drilling on the Sasol operated Dussafu prospect. On the Iris Marin and Themis Marin production sharing contracts, drilling plans for 2004 have been delayed as a result of certain unresolved licence transfer formalities which are the subject of ongoing discussions with the joint venture.

In the Saharawi Arab Democratic Republic (SADR), Premier has maintained contact with the SADR authorities but the status of the SADR as a sovereign entity remains unresolved.

We have concluded an agreement to participate in an exploration venture in Egypt, announced in May 2004. The North West Gemsa block is on the onshore western side of the Gulf of Suez basin in an area with many prolific oil discoveries. North Africa has been under review for some time and we are actively seeking other exploration ventures in this region.

PREMIER OIL PLC
Interim Results for the six months to 30 June 2004

Consolidated profit and loss account

	Six months to 30 June 2004 £ million	Ongoing operations* Six months to 30 June 2003 restated £ million	Ongoing operations* Year to 31 December 2003 £ million	Six months to 30 June 2003 restated £ million	Year to 31 December 2003 £ million
Turnover					
Group and share of joint ventures	**75.4**	82.6	165.9	146.1	257.7
Less: share of joint ventures' turnover	**(14.7)**	(10.7)	(25.4)	(44.1)	(74.5)
Group turnover	**60.7**	71.9	140.5	102.0	183.2
Cost of sales	**(31.1)**	(32.6)	(74.3)	(41.8)	(87.0)
Exploration expenditure written off	**(2.8)**	(3.9)	(12.2)	(3.9)	(12.2)
Gross profit	**26.8**	35.4	54.0	56.3	84.0
Administrative costs	**(3.6)**	(3.9)	(11.7)	(3.9)	(11.7)
Group operating profit	**23.2**	31.5	42.3	52.4	72.3
Share of operating profit in joint ventures	**9.4**	6.4	15.7	28.7	49.3
Total operating profit: Group and share of joint ventures	**32.6**	37.9	58.0	81.1	121.6
Profit on disposal of investment				1.4	1.4
Exceptional make-whole payment					(23.0)
Net interest payable:					
Group	**(0.6)**	(8.1)	(12.3)	(8.1)	(12.3)
Joint ventures				(4.1)	(5.8)
Exchange gains/(losses)**	**0.5**	0.9	(0.8)	0.9	(0.8)
Profit on ordinary activities before tax	**32.5**	30.7	44.9	71.2	81.1
Tax:					
Group	**(14.5)**	(15.8)	(22.4)	(21.4)	(27.7)
Joint ventures	**(3.5)**	(2.1)	(5.4)	(7.2)	(12.6)
Profit after tax	**14.5**	12.8	17.1	42.6	40.8
Earnings per share (pence)					
Basic	**17.6**			26.3	30.0
Diluted	**17.2**			25.7	29.5

* Relates to the group's continuing activities after the restructuring. A detailed breakdown of comparatives and reconciliation between continuing and disposed businesses is shown in note 4.

** Exchange gains/(losses) relate wholly to the group.

Consolidated statement of total recognised gains and losses

	Six months to 30 June 2004 £ million	Six months to 30 June 2003 restated £ million	Year to 31 December 2003 £ million
Net profit for the period excluding share of profits in joint ventures	**8.6**	25.2	9.9
Share of joint ventures' profits for the period	**5.9**	17.4	30.9
Net profit for the period attributable to members of the parent company	**14.5**	42.6	40.8
Exchange difference on retranslation of net assets of subsidiary undertakings	**(3.6)**	(3.9)	(15.8)
Exchange difference on retranslation of net assets of joint ventures	**(0.6)**	(2.5)	(3.9)
Total recognised gains relating to the period	**10.3**	36.2	21.1

Consolidated balance sheet

	At 30 June 2004 £ million	At 30 June 2003 restated £ million	At 31 December 2003 £ million
Fixed assets			
Intangible assets	**38.6**	32.1	20.0
Tangible assets	**202.8**	375.4	205.7
Investments in associated undertakings	**0.6**	6.4	6.4
Investments in joint ventures:			
Share of gross assets	**78.3**	271.1	79.3
Share of gross liabilities	**(24.0)**	(145.9)	(22.5)
Total fixed assets	**296.3**	539.1	288.9
Current assets			
Stocks	**6.6**	7.3	6.1
Debtors	**62.4**	68.0	63.1
Cash and short-term deposits	**33.2**	69.2	60.9
Total current assets	**102.2**	144.5	130.1
Creditors: amounts falling due within one year	**(82.7)**	(241.4)	(79.2)
Net current assets/(liabilities)	**19.5**	(96.9)	50.9
Total assets less current liabilities	**315.8**	442.2	339.8
Creditors: amounts falling due after one year	**(21.3)**	(28.0)	(55.6)
Deferred income		(11.4)	
Provision for liabilities and charges	**(66.1)**	(109.2)	(67.0)
Net assets	**228.4**	293.6	217.2
Capital and reserves			
Share capital	**41.4**	40.0	40.8
Share premium account	**3.4**		1.9
Profit and loss account	**183.6**	253.6	174.5
Total shareholders' funds	**228.4**	293.6	217.2

Approved by the Board on
14 September 2004

Consolidated cash flow statement

	Six months to 30 June 2004 £ million	Six months to 30 June 2003 £ million	Year to 31 December 2003 £ million
Net cash flow from operating activities	**40.9**	91.3	138.0
Returns on investment and servicing of finance			
Interest received	**0.9**	2.2	3.3
Interest paid	**(0.7)**	(10.8)	(21.0)
Exceptional make-whole payment			(23.0)
Loan issue costs			(1.0)
	0.2	(8.6)	(41.7)
Taxation			
UK corporation tax (paid)/refund	**(1.6)**	0.5	(5.0)
UK petroleum revenue tax paid	**(5.7)**	(8.4)	(13.4)
Overseas tax paid	**(6.3)**	(8.1)	(8.2)
	(13.6)	(16.0)	(26.6)
Capital expenditure			
Payments to acquire fixed assets	**(31.7)**	(19.6)	(32.3)
Receipt from sale of fixed assets			5.0
Sale of listed investment		13.0	13.2
Inflow of funds from joint venture	**7.8**		1.8
Investment of funds in joint venture		(8.6)	
	(23.9)	(15.2)	(12.3)
Acquisitions and disposals			
Restructuring proceeds			154.3
Investment of funds in the disposed joint venture			(6.7)
Transfer of cash with disposed entities			(10.0)
Restructuring costs			(13.3)
Investment in associated undertakings		(6.4)	(6.4)
	-	(6.4)	117.9
Management of liquid resources			
Net change in deposits	**26.1**	70.7	69.1
	26.1	70.7	69.1
Financing			
Issue of ordinary share capital	**2.1**	1.6	6.3
Repayment of loans	**(33.5)**	(124.2)	(417.9)
New loans			154.1
Net cash outflow from financing	**(31.4)**	(122.6)	(257.5)
Decrease in cash	**(1.7)**	(6.8)	(13.1)

Cash flows for the six months to 30 June 2004 exclude the cash flows of the joint venture in accordance with FRS 9 - 'Associates and Joint Ventures'.

Notes

1. Geographical analysis	Six months to 30 June 2004 £ million	Six months to 30 June 2003 £ million	Year to 31 December 2003 £ million
Group turnover by origin and destination			
UK	**29.2**	41.6	81.6
Indonesia - destination Singapore	**31.5**	60.4	101.6
Total group turnover	**60.7**	102.0	183.2
Joint venture turnover by origin and destination			
Pakistan	**14.7**	10.7	25.4
Myanmar - destination Thailand (discontinued operations)		33.4	49.1
Total joint venture turnover	**14.7**	44.1	74.5
	75.4	146.1	257.7
Group operating profit/(loss)			
UK	**3.7**	14.7	21.1
Far East	**22.3**	41.8	63.2
West Africa			(4.5)
Other overseas	**(2.8)**	(4.1)	(7.5)
	23.2	52.4	72.3
Share of operating profit in joint ventures:			
Pakistan	**9.4**	6.4	15.7
Myanmar (discontinued operations)		22.3	33.6
Profit on disposal of investment		1.4	1.4
Net interest payable	**(0.6)**	(12.2)	(18.1)
Exceptional make-whole payment			(23.0)
Exchange gains/(losses)	**0.5**	0.9	(0.8)
Profit on ordinary activities before tax	**32.5**	71.2	81.1

2. Cost of sales

Operating costs	**15.6**	16.4	42.0
Royalties		0.2	0.2
Amortisation and depreciation of tangible fixed assets:			
Oil and gas	**15.0**	24.5	42.8
Other	**0.3**	0.4	1.4
Amortisation of decommissioning assets	**0.2**	0.3	0.6
	31.1	41.8	87.0

Notes *(continued)*

3. Group consolidated cash flow statement analysis

	Six months to 30 June 2004 £ million	Six months to 30 June 2003 £ million	Year to 31 December 2003 £ million
a) Reconciliation of operating profit to net cash flow from operating activities			
Operating profit	**23.2**	52.4	72.3
Amortisation	**15.5**	25.2	44.8
Exploration expenditure written off	**2.8**	3.9	12.2
Deferred income released during the year			(5.9)
Exchange translation difference	**(1.1)**	(1.4)	0.3
Increase in stocks	**(0.6)**	(0.5)	(0.5)
(Increase)/decrease in debtors	**(2.1)**	13.2	4.8
Increase/(decrease) in creditors	**3.2**	(1.5)	10.0
Net cash inflow from operating activities	**40.9**	91.3	138.0

b) Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the period	**(1.7)**	(6.8)	(13.1)
Cash outflow from movement in liquid resources	**(26.1)**	(70.7)	(69.1)
Repayment of short-term debt		124.2	124.2
Repayment of long-term loans	**33.5**		139.6
Change in net debt resulting from cash flows	**5.7**	46.7	181.6
Exchange translation difference	**1.0**	5.2	3.3
Increase in net cash in the period	**6.7**	51.9	184.9
Opening net cash/(debt)	**4.4**	(180.5)	(180.5)
Closing net cash/(debt)	**11.1**	(128.6)	4.4

	At 1 January 2004 £ million	Cash flow £ million	Exchange movements £ million	**At 30 June 2004 £ million**
c) Analysis of net cash				
Cash in hand and at bank	3.3	(1.7)		**1.6**
Debt due after one year	(56.5)	33.5	1.0	**(22.0)**
Short-term deposits	57.6	(26.1)		**31.5**
Total net cash	4.4	5.7	1.0	**11.1**

Notes *(continued)*

4. Comparative information for disposed and discontinued operations

	Six months to 30 June 2003					Year to 31 December 2003				
	Continuing					Continuing				
	Ongoing operations restated £ million	Exceptional charges £ million	Operations disposed as part of the Restructuring* restated £ million	Discontinued operations** £ million	Total restated **£ million**	Ongoing operations £ million	Exceptional charges £ million	Operations disposed as part of the Restructuring* £ million	Discontinued operations** £ million	Total **£ million**
Turnover										
Group and share of joint ventures	82.6		30.1	33.4	**146.1**	165.9		42.7	49.1	**257.7**
Less: share of joint ventures' turnover	(10.7)			(33.4)	**(44.1)**	(25.4)			(49.1)	**(74.5)**
Group turnover	71.9		30.1	-	**102.0**	140.5		42.7	-	**183.2**
Cost of sales	(32.6)		(9.2)		**(41.8)**	(74.3)		(12.7)		**(87.0)**
Exploration expenditure written off	(3.9)				**(3.9)**	(12.2)				**(12.2)**
Gross profit	35.4		20.9	-	**56.3**	54.0		30.0	-	**84.0**
Administrative costs	(3.9)				**(3.9)**	(11.7)				**(11.7)**
Group operating profit	31.5		20.9		**52.4**	42.3		30.0	-	**72.3**
Share of operating profit in joint ventures	6.4			22.3	**28.7**	15.7			33.6	**49.3**
Total operating profit: Group and share of joint ventures	37.9		20.9	22.3	**81.1**	58.0		30.0	33.6	**121.6**
Profit on disposal of investment		1.4			**1.4**		1.4			**1.4**
Exceptional make-whole payment ***							(23.0)			**(23.0)**
Net interest payable:										
Group	(8.1)				**(8.1)**	(12.3)				**(12.3)**
Joint ventures				(4.1)	**(4.1)**				(5.8)	**(5.8)**
Exchange gains/(losses)****	0.9				**0.9**	(0.8)				**(0.8)**
Profit on ordinary activities before tax	30.7	1.4	20.9	18.2	**71.2**	44.9	(21.6)	30.0	27.8	**81.1**
Tax										
Group	(15.8)	(1.2)	(4.4)		**(21.4)**	(22.4)	(1.2)	(4.1)		**(27.7)**
Joint ventures	(2.1)			(5.1)	**(7.2)**	(5.4)			(7.2)	**(12.6)**
Profit after tax	12.8	0.2	16.5	13.1	**42.6**	17.1	(22.8)	25.9	20.6	**40.8**

* Relates to Natuna Sea assets, held in Indonesia, which were disposed as part of the Restructuring. As Premier continues to hold an interest in these assets, this disposal does not satisfy the criteria for discontinued operations in FRS 3 - 'Reporting Financial Performance'.

** Relates to Myanmar assets which were disposed as part of the share buyback transaction and satisfy the FRS3 criteria for discontinued operations.

*** The payment was made to the holders of the long-term loan notes of the group under the terms of the agreement which stipulated a 'make-whole' to be paid if such loan notes were to become repayable before maturity. The earlier repayment was required due to the Restructuring of the group.

**** Exchange gains/(losses) relate wholly to the group.

5. Other notes

Basis of preparation

The interim statement does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2003. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies. The comparative financial information for the six months to 30 June 2003 has been amended to take into account the parent company change as disclosed in the consolidated accounts for the year ended 31 December 2003. Additionally, the comparative financial information for the six months to 30 June 2003 has been restated for the change in the method of calculation of Indonesian deferred tax, adopted for the year ended 31 December 2003.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2003 statutory accounts.

Dividends

No interim dividend is proposed (30 June 2003: £nil).

Notes *(continued)*

5. Other notes *(continued)*

Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in issue during the period. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		Weighted average number of shares		Earnings per share	
	30 June 2004	30 June 2003 restated	**30 June 2004**	30 June 2003 restated	**30 June 2004**	30 June 2003 restated
	£ million	£ million	**millions**	millions	**pence**	pence
Basic	**14.5**	42.6	**82.4**	161.5	**17.6**	26.3
Convertible capital bonds		1.1		2.7		*
Outstanding share options	**0.1**	0.3	**2.1**	7.1	*	*
Diluted	**14.6**	44.0	**84.5**	171.3	**17.2**	25.7

* The inclusion of the outstanding share options in the calculations produces a diluted earnings per share.

PREMIER OIL PLC
("Premier")

Exploration and Appraisal Drilling Update

Premier reports the following in relation to its exploration and appraisal drilling:

Gabon

The Dussafu Marine-1 well on the Sasol operated Dussafu licence offshore southern Gabon, in which Premier has a 25% interest, has been completed. Although the target Gamba formation reservoir sands were found to be good quality, they were intercepted deeper than prognosed and only poor shows were observed. The well has been plugged and abandoned.

Mauritania

Appraisal drilling has commenced on the Tiof oil discovery, and the drilling of a programme of five exploration wells, including the Tevet, Capitaine and Merou prospects, is underway.

Indonesia

In West Natuna Block A, the Premier operated Gajah Baru-2 appraisal and exploration well spudded on 18 September 2004.

Premier expects to provide further drilling updates within the next month.

28 September 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Robin Allan
Mark Akers

College Hill **Tel: 020 7457 2020**
Tony Friend
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).